Mail Stop 4561

July 8, 2008

David K. Spohr
Chief Financial Officer
Futures Strategic Trust
900 King Street
Suite 100
Rye Brook, NY 10573

      Re: Futures Strategic Trust
              Form 10-K for Fiscal Year Ended
              December 31, 2007
              Filed March 28, 2008
              Form 10-Q for Quarterly Period Ended
              March 31, 2008
              Filed May 15, 2008
              File No. 000-23885

Dear Mr. Spohr:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                  Sincerely,

                  Kevin Woody
                  Branch Chief